May 30, 2018

Mr. Ken Ellington
U.S. Securities & Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

Re: Monetta Trust, File Nos. 033-54822; 811-07360

Dear Mr. Ellington:

On May 18, 2018, you provided the following comments to Andrew Davalla regarding the Form N-CSR filing dated December 31, 2017 for Monetta Trust (the "Trust"). Below is a summary of those comments and the Trust's responses.

Comment 1.     With respect to the Statement of Operations, please confirm that any fund investing in other funds has disclosed distributions of realized gains made by other investment companies, if any, separately as required by Regulation S-X Article 6-07(7)(b).

Response:     The Funds' administrator has confirmed that there were no such capital gain distributions made to the Funds for the last fiscal year. Going forward, any such distributions would be reported as a separate line item in the applicable Fund's statement of operations.

Comment 2.     For trustee/officer disclosure tables, please disclose the term of office and the number of portfolios in the fund complex overseen by each trustee as required by Item 27(b)(5) of Form N-1A which requires disclosure of the information required by Item 17(a)(1) of Form N-1A.

Responses:     The requested changes will be made in future Forms N-CSR and NCSRS filings for the Trust.

Comment 3.     Please provide the address for each trustee and officer.

Response:        The address for each trustee and officer will be provided in future Forms N-CSR and NCSRS filings for the Trust.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla